Filed by Anthem, Inc.

(Commission File No. 001-16751) pursuant

to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to

Rule 14a-6(b) under the Securities Exchange

Act of 1934

Subject Company: Cigna Corporation

Commission File No. 001-08323

Commission File No. for Registration Statement on

Form S-4 filed by Anthem, Inc.: 333-207218

Set forth below are certain excerpts from Anthem, Inc.’s Q2 2016 earnings call held on July 27, 2016 relating to Anthem’s pending acquisition of Cigna Corporation:

Joe Swedish – Anthem, Inc. – Chairman, President & CEO:

Before John and I discuss the details of our second-quarter financials and our updated 2016 outlook I think it’s appropriate to discuss our perspective on the latest Cigna developments. I’ll start by saying we are disappointed by the US Department of Justice decision to block Anthem’s acquisition of Cigna, a combination specifically designed to tackle our healthcare systems’ challenges head on and deliver greater value to consumers by expanding access to high-quality affordable healthcare.

To be clear, our Board and executive leadership team at Anthem is fully committed to challenging the DOJ’s decision in court. As you may have read in Tuesday’s published op-ed, the DOJ has disregarded the issue of access for two of the most unstable and at high risk health insurance markets — individuals and small businesses. These populations comprise a meaningful portion of the still more than 33 million uninsured Americans who will benefit from the Cigna acquisition through expanded and improved access, affordability and quality.

For example, despite the many and continuing challenges of the health insurance exchanges, Anthem entered into this new and high risk market at its inception. Though several of our competitors have exited this business we now serve 923,000 public exchange members across 14 states where we do business as Blue Cross and Blue Shield plans.

As shared with the DOJ our acquisition of Cigna will help stabilize pricing in this volatile market, enabling Anthem to continue its commitment to the public exchanges and provide the opportunity to expand our participation to nine additional states where neither Anthem nor Cigna currently participate. Additionally, we estimate this acquisition will significantly lower costs for our self-funded consumers with over $2 billion in medical cost savings that we’ve passed directly back to them.

…

Finally, we also note this acquisition will benefit our shareholders and the pension, retirement and investment funds they represent. Specifically 99% of our shareholders voted in favor of this transaction.

A.J. Rice - UBS – Analyst:

Okay. If I could just do a quick follow-up, Joe, thanks for the comments about the Cigna transaction. I might just ask, do you have any updated assessment of the timeline from here? And then I think the merger agreement goes through the end of this year. Can you just mention to us what happens after the end of the year if we are still in the court dealing with the proposed transaction?

Joe Swedish:

Thanks AJ. First of all, when you reference the end of the year, actually we have the option on our side, our call, to extend it to the end of April, which obviously we intend to do so. So, I just want to make that record clear, that we will continue, and obviously we are going to run out the litigation as long as it takes, working towards the end of April.

Our expectation is, under normal or usual circumstances claims like this, we’re expecting the trial to begin somewhere around October. And at the outside we’re looking at four months. We believe it will be about four months. Obviously it could run a little longer but that’s our expectation.

…

As a company we remain committed to tackling our healthcare systems’ challenges head on and deliver greater value to consumers by expanding access to high-quality affordable healthcare. That’s why we are committed to challenging the DOJ’s recent decision to block our acquisition of Cigna in court.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”), Anthem has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem. The registration statement was declared effective by the SEC on October 26, 2015. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement containing the definitive joint proxy statement/prospectus and other documents filed with the SEC by Anthem or Cigna through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Anthem are available free of charge on Anthem’s internet website at http://www.antheminc.com or by contacting Anthem’s Investor Relations Department at (317) 488-6390. Copies of the documents filed with the SEC by Cigna are available free of charge on Cigna’s internet website at http://www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This document, and oral statements made with respect to information contained in this communication, contain certain forward-looking information about Anthem, Inc. (“Anthem”), Cigna Corporation (“Cigna”) and the combined businesses of Anthem and Cigna that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “intend,” “estimate,” “project” and similar expressions (including the negative thereof) are intended to identify forward-looking statements, which generally are not historical in nature. Such statements are subject to certain known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond Anthem’s and Cigna’s control, that could cause actual results and other future events to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in Anthem’s and Cigna’s public filings with the U.S. Securities and Exchange Commission (the “SEC”). Important factors that could cause actual results and other future events to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Anthem and/or Cigna may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of the proposed transaction, including the ability to achieve the synergies and value creation contemplated by the proposed transaction, (ii) the ultimate outcome and results of integrating the operations of Anthem and Cigna, (iii) disruption from the merger making it more difficult to maintain businesses and operational relationships, (iv) the risk that unexpected costs will be incurred in connection with the proposed transaction, (v) the timing to consummate the proposed transaction and (vi) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of required regulatory approvals. All forward-looking statements attributable to Anthem, Cigna or any person acting on behalf of Anthem and/or Cigna are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, neither Anthem nor Cigna undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or the receipt of new information. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and Cigna’s SEC reports.